                                                                   [EXHIBIT 8.1]

                        [BLACKMAN KALLICK LETTERHEAD]



July 19, 1996



Board of Directors                                 Board of Directors
North Shore Community Bancorp, Inc.                Crabtree Capital Corporation
1145 Wilmette Avenue                               Suite 1540
Wilmette, IL  60091                                425 North Martingale Road
                                                   Schaumburg, IL  60173
Board of Directors
Lake Forest Bancorp, Inc.                          Board of Directors
727 North Bank Lane                                Hinsdale Bancorp, Inc.
Lake Forest, IL  60045                             25 East 1st Street
                                                   Hinsdale, IL  60521
Board of Directors
Libertyville Bancorp, Inc.
507 Milwaukee Avenue
Libertyville, IL  60048

Gentlemen:

You have requested our opinion as to certain federal income tax consequences with respect to the Agreement and Plan of Reorganization amended and restated as of May 28, 1996, between and among the following entities:

         1) North Shore Community Bancorp, Inc., which will change its name to Wintrust Financial Corporation in connection with the transaction, (Wintrust)
         2)      Lake Forest Bancorp, Inc., (LFB)
         3)      Hinsdale Bancorp, Inc., (HB)
         4)      Libertyville Bancorp, Inc.,  (LB)
         5)      Crabtree Capital Corporation, (Crabtree)
         6)      Lake Forest Bancorp II, (LFBII)
         7)      Hinsdale Bancorp II, (HBII)
         8)      Libertyville Bancorp II, (LBII), and
         9)      Crabtree Capital Corporation II, (Crabtree II)

Our opinion is limited to the proposed reorganization of Wintrust with LFB, HB, LB and Crabtree (sometimes referred to herein collectively as the Surviving Companies and individually



                   [BLACKMAN KALLICK LOGO & ADDRESS BLOCK]
as the Surviving Company) through a merger of (1) LFBII with and into LFB, (2) HBII with and into HB, (3) LBII with and into LB, and (4) Crabtree II with and into Crabtree.

Set forth below is a description of the principal facts relating to the contemplated transactions. The opinion expressed herein is based on information provided to us by management, (and representatives of management) of Wintrust and Surviving Companies. Management has represented to us that we have been provided all the facts and assumptions necessary for us to form our opinion. Any fact omission, misstatement or change may require a modification of all or part of this opinion. We are not responsible to update this opinion for events, transactions, or circumstances occurring after the date of issuance of this opinion.

The opinion expressed herein is based on our interpretation of the Internal Revenue Code of 1986, as amended (the "Code"), income tax regulations, court decisions, and rulings and procedures issued by the Internal Revenue Service
(IRS) as of the issuance date of this opinion. In analyzing the tax issues addressed in our opinion, we have applied the standards of "substantial authority" as used in Section 6662 of the Code. The opinion expressed herein is not binding on the IRS; and there can be no assurance that the IRS will not take a position contrary to the opinion expressed herein. Furthermore, no assurance can be given that our interpretation would be upheld if the issues were to become the subject of judicial proceedings.

We have not considered any non-income tax, state, or local income tax consequences. Accordingly, we do not express any opinion regarding the treatment on any non-income tax or any state or local tax issues. We also express no opinion on non-tax issues, such as personal property transactions or securities law matters.

Should there be any change in the Code, the regulations, the published rulings, and the judicial interpretations, the opinion expressed herein must be reevaluated in light of any such changes.

FACTS

Our opinions are based upon the following facts. Any alterations of such facts could adversely effect our opinion.

A.       History of Wintrust and Surviving Companies

Wintrust, LFB, HB, and LB are bank holding companies formed in the Chicago metropolitan area over the last four years. Each of these bank holding companies was capitalized through private placements of common stock. Common ownership among these bank holding companies ranges from 30 - 50 percent. The majority of the remaining stock is held by residents of the local communities served by that particular bank.





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July 19, 1996


Each bank has been designed to be a true community bank. Each was formed in response to the past and current consolidation trend in banking industry which has resulted in no true community banks left to serve local areas. Before the opening of these banks, banking alternatives in these areas were limited to branches of large, national or multinational financial institutions. The operating philosophy of the banks is to provide a strong level of personal service with quality products delivered through traditional and state of the art systems. Management and Directors of each of the banks are local residents. Each bank's core deposit bases are retail in nature. Approximately one half of their potential lending capacity has been traditional lending products.

1.       North Shore Community Bancorp (Wintrust)

Wintrust is the parent company of North Shore Community Bank & Trust Co. The bank, which opened in September of 1994, originally served the communities of Wilmette and Kenilworth. Recently, the bank opened a full service branch in Glencoe and construction is currently underway for a full service branch location in Winnetka. Total assets as of December 31, 1995 amounted to about $105 million.

As of December 31, 1995, Wintrust had outstanding 246,855 shares of no par common shares at $1 each (with 400,000 shares authorized), and 5,000 warrants convertible to the no par common stock. Each warrant entitles the holder to acquire one share of common stock at a purchase price of $50.

Effective September 16, 1994 Wintrust adopted a Stock Option Plan (Plan) which provides options to purchase a total of up to 31,500 shares of its common stock. The Plan covers certain key employees, and permits the grant of incentive stock options, non-qualified stock options, and restricted stock. The incentive and non-qualified options expire at such time as determined at the time of grant; however, in no case they will be exercisable later than ten years after the grant. These options generally vest 10% in the first year after the grant, 10% in the second year after to the grant, 20% in the year in which the company attains certain profitability levels, and 20% in each year thereafter. As of December 31, 1995, options to purchase a total of 29,100 shares of common stock were granted, with strike prices ranging from $50 - $75 per share.

In December 1995, Wintrust's Board of Directors approved the granting of 9,614 additional common stock options to employees and certain directors. The grants are subject to the approval of the stockholders to increase the number of authorized shares under the Plan by 20,000 to accommodate such grants. Stockholder approval was received in the first quarter of 1996. As of December 31, 1995, none of the stock options to purchase 29,100 shares of common stock have been exercised.





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July 19, 1996


Wintrust also has a stock rights plan for certain key employees and Directors. Each stock right entitles the holder to purchase one share of the Bancorp's common stock for $40.00 per share. The plan was adopted on December 1, 1993 and expires on December 1, 2003. The plan provides for the issuance of a total of 20,000 such rights. All of the stock rights have been awarded. As of December 31, 1995, none of the stock rights to purchase 20,000 shares of common stock have been exercised.

2.       Lake Forest Bancorp, Inc. (LFB)

LFB is the parent company of Lake Forest Bank & Trust Company, which opened on December 27, 1991. Total assets as of December 31, 1995 amounted to about $197 million. Lake Forest currently serves the communities of Lake Forest and Lake Bluff through four locations.

As of December 31, 1995, LFB had outstanding 160,605 shares of $1 par value common shares (200,000 shares authorized), and 1,700 convertible preferred stock. Each share of preferred stock is convertible into 1.5 shares of common stock.

LFB has a 1991 Stock Option Plan and a 1993 Stock Option Plan (Plans) which provide options to purchase a total of up to 37,865 shares of its common stock. The Plans cover substantially all of its employees, and permit the grant of incentive stock options, non-qualified stock options, and restricted stock.
The incentive and non-qualified options expire at such time as determined at the time of grant; however, in no case will they be exercisable later than ten years after the grant. The options generally vest at a rate of 10% in the first year after the grant, 10% in the second year after the grant, and continue to vest 20% in the year in which the bank attains certain profitability levels, and 20% in the subsequent three years, if the Company is profitable. As of December 31, 1995, options to purchase a total of 35,369 shares of common stock were outstanding with strike prices ranging from $61 - $90 per share.

3.       Hinsdale Bancorp, Inc. (HB)

HB is the parent company of Hinsdale Bank & Trust Co., a bank organized and opened in October of 1993. Total assets as of December 31, 1995 amounted to
about $115 million.   It serves the communities of Hinsdale, Burr Ridge,
Clarendon Hills and Western Springs through two existing locations. Plans are currently underway to open two more facilities in 1996. As of December 31, 1995, HB had outstanding 206,037 shares of no par common shares at $1 each (with 350,000 shares authorized), 5,000 common stock Series A warrants, and 5,000 common





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July 19, 1996


stock Series B warrants. Each Series A warrant entitles the holder to acquire one share of common stock at a purchase price of $50. Each Series B warrant entitles the holder to acquire one share of common stock at a price of $31.50. The Series B warrant have a ten-year life and were issued to the holders of convertible preferred stock that were redeemed in a 1993 recapitalization plan.

Effective October 28, 1993, HB adopted a Stock Option Plan (Plan) which provides options to purchase a total of up to 25,000 share of its common stock. The Plan covers certain key employees, and permits the grant incentive stock options, non-qualified stock options, and restricted stock. The incentive and non-qualified options expire at such time as determined at the time of grant, however, in no case will they be exercisable later than ten years after the grant. These options generally vest 10% in the first year after the grant, 10% in the second year subsequent to the grant, 20% in the year in which the bank attains certain profitability levels, and 20% in each year thereafter.

In December 1995, the Board of Directors approved the granting of 10,550 additional common stock options to employees and directors of the company. The grants are subject to the approval of the stockholders to increase the number of authorized shares under the Plan by 15,000 to accommodate such grants. Stockholder approval was received in the first quarter of 1996.

As of December 31, 1995, options to purchase a total of 21,575 shares of common stock were outstanding with a strike price ranging from $50 - $65 per share.

4.       Libertyville Bancorp, Inc. (LB)

LB is the parent company of Libertyville Bank & Trust Co., a bank organized and opened in October of 1995. As of December 31, 1995 the bank had total assets of about $37 million. It serves the communities of Libertyville, Mundelein and Vernon Hills, Strategically, this bank will target all of Northwest Lake
County Illinois, one of the fastest growing counties in the country.

As of December 31, 1995, LB had outstanding 201,689 shares of no par common stock (with 350,000 shares authorized), 24,000 shares of Series B convertible preferred stock and, 20,000 Series B Common Stock warrants, and 5000 Series A common stock warrants.





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July 19, 1996


Both the Series B preferred stock and the Series B common stock warrants were issued in a 1995 recapitalization.

The Series B Preferred Stock is non-voting and will pay no dividends for a period of at least ten years from issuance and thereafter, dividends, if any, will not be cumulative. Each share of Series B Preferred Stock is convertible into one share of common stock. The Series B Common Stock Warrants have a ten year life. Each warrant entitles the holder to purchase one share of the common stock at a purchase price of $40 per share.

Each Series A common stock warrant entitles the holder to purchase one share of common stock at $50 per share.

Effective November 21, 1995, LB adopted a Stock Option Plan (Plan) which provides options to purchase a total of up to 32,000 shares of its common stock. The Plan covers certain key employees, and permits the grant of incentive stock options, non-qualified stock options, and restricted stock.
The incentive and non-qualified options expire at such time as determined at the time of grant; however, in no case shall they be exercisable later then ten years after the grant. The Company has granted a total of 20,700 options at $50 per share. These options vest 10% in 1996, 10% in 1997, 20% in the year in which the bank attains certain profitability levels, and 20% in each year thereafter. As of December 31, 1995, no stock option was exercised.

5.       Crabtree Capital Corporation (Crabtree)

Crabtree is a privately held financial services company, which was formed in September 1979, and adopted its present name in August 1985. Its major business is providing insurance premium financing through its wholly owned subsidiary, First Premium Services, (First Premium). The financing receivables generated are sold to an independent third party securitization facility through a wholly owned subsidiary of First Premium. First Premium, has a running portfolio in the $125 million range. The financing receivables generated are short term in nature and bear an interest rate of Prime plus 2% to 3% point. The effective funding cost to First Premium is in the range of three month Libor plus 1% to 2% point.

Crabtree also has other subsidiaries, which will be merged or liquidated into First Premium or Crabtree sometime before the merger transaction contemplated herein. On an aggregate basis, Crabtree has about $18 to $19 million in tax net operating losses. Crabtree's goal is to expand its premium finance business. As of December 31, 1995, Crabtree had a total assets of about $19 million on a consolidated basis.





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July 19, 1996


As of December 31, 1995, Crabtree had outstanding 1,025,266 shares of $1 par value common stock (with 2,000,000 shares authorized).

Effective October 1987, Crabtree adopted a Stock Option Plan (Option Plan) and a Stock Appreciation Rights Plan (SAR). As of December 31, 1995, options to purchase up to 275,000 common shares and 200,000 stock appreciation rights may be granted under the plans.

The Option Plan provides for the granting of incentive stock options, non-qualified stock options and the sale of restricted stock to key employees. In addition, the Option Plan provides that SARs may be granted on conjunction with any option granted pursuant to this Plan. No SARs are outstanding as of December 31, 1995.

Options and SARs granted have a maximum duration of 10 years. As of December 31, 1995, options to purchase a total of 63,225 shares of common stock were outstanding with a strike price ranging from $7 - $25 per share.

During 1990, two senior officers of Crabtree purchased 60,000 shares of stock at $5 per share under a Permanent Discount Plan. This stock was purchased with a permanent discount of $20 per share. Under this plan, gains on the stock accrue to the holders only if the value of the stock exceeds $25 per share.

Effective July 1992, First Premium established an employee stock option plan which provides options to purchase up to the total of 2,300 shares of common stock. On July 20, 1992, incentive options to purchase 1,663 shares were granted to certain employees at an exercise price of $400 per share. Options under this grant vest over 4 years and must be exercised within 10 years of the grant date.

THE PLAN OF REORGANIZATION

The management of Wintrust and Surviving Companies believe that the proposed transactions will allow them to have a greater access to capital sources, to expand operations, to allocate and share personnel and capital resources more effectively, and to provide a wider range of financial services to their customers. Crabtree is considered a strategic match with the banks since its expertise in asset securitization should complement the banks' excess asset strategies.





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July 19, 1996


In furtherance of these purposes, Wintrust formed (1) LFBII, a Delaware corporation, (2) HBII, an Illinois corporation, (3) LBII, an Illinois corporation, and (4) Crabtree II, a Delaware corporation (all of which sometimes referred to herein collectively as the Merging Companies or individually as the Merging Company). Wintrust owns all of the stock in each Merging Company. The Merging Companies were formed solely for the purposes of consummating the proposed transactions.

Wintrust, Surviving Companies and Merging Companies entered into the Agreements which provide that Wintrust will acquire Investments, LFB, HB, LB and Crabtree by a merger of (1) LFBII with and into LFB, (2) HBII with and into HB, (3) LBII with and into LB, and (4) Crabtree II with and into Crabtree. The Agreements and the transactions contemplated thereby are subject to approval by the requisite vote of shareholders of each of the Merging Companies and Surviving Companies. If the statutory merger is effected, the separate existence of each of the Merging Companies shall cease and the existence of each of the Surviving Companies shall continue unaffected and unimpaired by the merger with all the rights, privileges, immunities and powers and subject to all the duties and liabilities of a duly organized corporation. As a result of the merger, all of the assets and rights of each Merging Company will be vested in the respective Surviving Company; and all liabilities and obligations of the Merging Company will be assumed by the respective Surviving Company. The parties involved in the transactions will each bear their own respective expenses incurred in the proposed transactions.

Pursuant to the Agreements and as of the close of business on the day when appropriate articles of merger are filed and certificates of merger are issued (the Effective Date), each of the shareholders of the Surviving Companies shall exchange their shares of common stock for shares of the common stock of Wintrust as follows:

         (a) LFB Conversion. Each share of the common stock, par value $1.00 per share, of LFB (the "LFB Common Stock") issued and outstanding immediately prior to the Effective Date shall be converted into the right to receive 9.67334 shares (the "LFB Conversion Ratio") of the common stock, no par value of Wintrust;

         (b) HB Conversion. Each share of the common stock, no par value of HB (the "HB Common Stock") issued and outstanding immediately prior to the Effective Date shall be converted into the right to receive 6.03398 shares (the "HB Conversion Ratio") of the common stock, no par value of Wintrust;





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July 19, 1996


         (c) LB Conversion. Each share of the common stock, no par value per share, of LB (the "LB Common Stock") issued and outstanding immediately prior to the Effective Date shall be converted into the right to receive 4.02578 shares (the "LB Conversion Ratio") of the common stock, no par value of Wintrust;

         (d) Crabtree Conversion. Each share of the common stock, par value $1.00 per share, of Crabtree (the "Crabtree Common Stock") issued and outstanding immediately prior to the Effective Date shall be converted into the right to receive
                 1.18332 shares (the "Crabtree Conversion Ratio") of the common stock, no par value of Wintrust.

The conversion ratios (as described herein) are the result of arm's-length negotiations among Wintrust, the Merging Companies, and the Surviving Companies and are intended to produce approximate equality between the fair market value of the shares of Wintrust received by the shareholders of the Surviving Companies and the fair market value of the shares of common stock of the Surviving Companies converted thereinto.

To avoid the expense and inconvenience of issuing fractional shares, no fractional shares of Wintrust will be issued pursuant to the merger. Any holder of shares of common stock of a Surviving Company who would have been entitled to receive a fractional share will receive, in lieu thereof, an amount of cash equal to the value of the fraction of a share of Wintrust common stock to which such holder of shares would otherwise be entitled.

Dissenters' rights will be available to holders of shares of common stock of the Surviving Companies. The dissenting shareholder's shares will not be converted into shares of Wintrust, but will receive the value of the shares in cash.

With respect to the current, outstanding convertible preferred stock in LFB, and LB managements of these Surviving Companies has represented that the holders of the preferred stock will convert such stock into shares of common stock of LFB, and LB as the case may be, prior to the Effective Date of the mergers. The holders of the convertible preferred stock will then exchange their shares of common stock for shares of the common stock of Wintrust according to the conversion ratios described herein.





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July 19, 1996


The current, outstanding warrants (the "Warrants") at Wintrust, HB, LB and First Premium, Inc., a wholly owned subsidiary of Crabtree, provide in part for each holder the right to convert the Warrant to either Wintrust Common Stock, HB Common Stock, LB Common Stock or First Premium Services, Inc. Common Stock
as the case may be.   The Warrants will be contributed on the Effective Date
(immediately prior to the consummation of the proposed merger) by the holders thereof to Wintrust in exchange for a combination of Wintrust Common Stock and Warrants to acquire Wintrust Common Stock ("Wintrust Warrants"). The basis of such exchange is reflective of the conversion and exchange ratios applicable to the shares underlying such outstanding warrants.

The current LFB, HB, LB and Crabtree stock rights plans and/or option plans (the "Rights/Option Plan") provide in part for the holders to convert the rights and/or options into either LFB Common Stock, HB common Stock, LB Common Stock or Crabtree Common Stock as the case may be. Respective managements of the Surviving Companies have represented that the options and/or rights were granted in connections with the performance of prior, current and future services. As of the Effective Date of the merger, each of the Rights/Option Plans at LFB, HB, LB and Crabtree will be amended to provide for the holders the right to convert the rights and/or options into Wintrust's stock at a fixed conversion ratio similar to the conversion ratio established for the LFB Common Stock, the HB Common Stock, the LB.

Common Stock and the Crabtree Common Stock. Neither the rights or options to purchase LFB, HB, LB or Crabtree stock nor the substitute rights or options to purchase Wintrust shares have a readily ascertainable fair market value within the meaning of Section 1.83-7(b) of the Regulations.

As of the Effective Date, the fair market value and the adjusted basis of the assets of each of the Merging Companies will exceed the sum of its liabilities and all such liabilities to which its assets are subject. There is not at the present time and will not be at the Effective Time any intercorporate indebtedness between and among Wintrust, a Merging Company and its respective Surviving Company that is or will be issued, acquired, or settled at a discount.

At the Effective Date, the Surviving Companies will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in the Surviving Companies that, if exercised or converted, would affect Wintrust's acquisition or retention of control of each Surviving Company, as defined in section 368(c) of the Code.





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July 19, 1996


After the proposed merger, each Surviving Company will continue its business in a substantially unchanged manner and will use the assets of the Merging Company in the business. There is no plan or intention to cause any of the Surviving Companies to dispose of all or any substantial portion of its business or assets. Wintrust has no plan or intention to redeem or otherwise reacquire after the proposed mergers a significant number of share of its common stock to be issued pursuant to the mergers. Wintrust has no plan or intention to liquidate any of the Surviving Companies, to merge any Surviving Company with or into another corporation, or to sell or otherwise dispose of the stock of any Surviving Company. To the best of the knowledge of the respective management of Wintrust, Merging Companies and Surviving companies, there is no plan or intention, and we assume for purposes of this opinion that there is no such plan or intention, on the part of shareholders of the Surviving Companies to sell or otherwise dispose of a significant number of shares of Wintrust to be received by them pursuant to the mergers.

Managements of Wintrust and Surviving Companies also have represented that none of the companies are undiversified investment company under Section 368(a)(2)(F)(iii) and (iv) of the Code. An undiversified investment company is an investment company more than 25 percent of whose assets (excluding cash, cash equivalents, receivables and U.S. Government securities) are invested in the stock and securities of one issuer or more than 50 percent of the value of whose total assets are invested in the stock or securities of five or fewer issuers. A special look-through rule is provided for 50 percent-owned subsidiaries under which the parent company will be deemed to own its ratable share of such subsidiary's assets directly.

An investment company is defined as a regulated investment company, a real estate investment trust, or a corporation more than 50 percent of its assets (excluding cash, cash equivalents, receivables and Government securities) consist of stock securities (and, for this purpose, includes rights, warrants, options, and commodity futures contracts), and more than 80 percent of its assets are held for investment.

DISCUSSION

A.       Section 368 (a) (2)(E) Merger

Section 368(a)(2)(E) of the Code provides, in part, that a transaction otherwise qualifying as a statutory merger under section 368(a)(1)(A) will not be disqualified by reason of the facts that stock of a controlling corporation (i.e., the corporation which before the merger was in control of the merged
corporation) is used in the transaction if:   1)  after the transaction, the
corporation surviving the merger (i.e., surviving corporation) holds substantially all of its properties and of





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July 19, 1996


the properties of the merged corporation, and 2) in the transaction, former shareholder of the surviving corporation exchanged an amount of stock in the surviving corporation that constitutes control of the corporation solely for voting stock of the controlling corporation. In essence, to qualify as a tax free reorganization under Section 368(a)(2)(E), the following statutory requirements must be met:

         1) The merger must be accomplished in the strict compliance with the corporation laws of the United States, a state or territory of the United States, or the District of Columbia. Treasury Regulation Section 1.368-2(b)(1).

         2) The shareholders of the surviving corporation must receive voting stock of the controlling corporation in exchange for an amount of stock in the surviving corporation that constitutes "control", (i.e., stock possessing 80% of the surviving corporation's voting power and 80% of each class of nonvoting stock). Code Section 368(c).

         3) After the transaction, the surviving corporation must hold substantially all of its properties and of the properties of the merged corporation. For IRS ruling purposes, substantially all means 90% of the fair market value of net assets of each corporation and 70% of the fair market value of the gross assets of each corporation. Revenue Ruling 77-307, 1977-2 CB 117.

         4) The merged corporation must be a first-tier subsidiary of the controlling corporation.

In addition to the expressed statutory language, the reorganization must also meet judicially imposed requirements before it can qualify as a tax free reorganization. These requirements are the continuity of interest doctrine, the continuity of business enterprise doctrine, and the business purpose doctrine.

1.       Strict Compliance with Merger Laws

Under the proposed transactions, the Merging Companies will merge into the Surviving Companies in accordance with the applicable provisions of the Illinois Business Corporation Act and the Delaware General Corporation Law. Legal counsel of the Merging Companies and the Surviving Companies has informed us that the mergers will be in strict compliance with the corporation laws of Illinois and Delaware. Accordingly, the requirement of a statutory merger contemplated by the transactions will be met.





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July 19, 1996


2.       Definition of Control

With respect to the control requirement, the controlling corporation must obtain at least 80% of the voting power and 80% of each class of nonvoting stock of the surviving corporation by issuing its voting stock in the merger. This means approximately up to 20% of the consideration issued by the controlling corporation can be non-voting stock or non-stock property, since only an amount of stock constituting control of the surviving corporation need be acquired for voting stock of the controlling corporation. Stock in the surviving corporation that is owned by the controlling corporation before the merger can adversely affect the transaction. If the controlling corporation owns over 20% of the stock of the surviving corporation before merger, the transaction will fail the control requirement of Section 368(a)(2)(E). The regulations under Section 368(a)(2)(E) take a liberal view in determining how much stock of the surviving corporation is outstanding in determining the control requirement. Regulation Section 1.368-2(j)(3)(i) state that even if the surviving corporation redeems some of the stock (with its own assets) as part of the merger plan, the redeemed stock is generally not taken into account in determining if the controlling corporation has obtained control in the transaction.

As of December 31, 1995, the outstanding capital structures of the Surviving Companies, on a common share equivalent basis are as follows:

                                  LFB              HB               LB                   CRABTREE
                                  ---              --               --                   --------
Common stock - shares
  outstanding                    160,605          206,037          201,689              1,025,266

Convertible Preferred
  Stock                            2,850                            24,000

         Warrant A                                  5,000            5,000
         Warrant B                                  5,000           20,000

Options - granted                 35,369           21,575                                  63,225
Options - approved
  but not granted                                  10,550
                                 -------          -------          -------              ---------

Total                            198,524          248,162          250,689              1,088,491
                                 =======          =======          =======              =========

July 19, 1996


The respective managements of the Surviving Companies have represented that other than the preferred stock, warrants and options specifically described above, the Surviving companies do not and will not have outstanding any other warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in the Surviving Companies. The managements also have represented that any cash paid to dissenting shareholders with respect to the proposed transactions together with any cash paid in lieu of fractional shares will be less than 10% of the total consideration paid to the shareholders of each Surviving Company.

Based on the capital structures (as represented by managements of the Surviving companies), the 80 percent control requirement should be met. With a limited number of dissenting shareholders and the exchange of the common stock by holders of convertible preferred stock, Wintrust will acquire more than 80 percent of the stock of each Surviving Company solely for its voting stock.

3.       Substantially All of the Assets

For IRS ruling purposes, "substantially all" means at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of each of the Surviving and Merging Companies. Rev. Proc. 77-37, 1977-2 C.B. 568.

In determining whether the surviving corporation continues to hold substantially all of its properties and substantially all of the properties of the merged corporation, the following rules apply:

         1) If the surviving corporation used any of its own assets as acquisition consideration (such as using its own cash to redeem its shareholders), the property is taken into account in determining if the surviving corporation continues to hold substantially all of its properties. Regulation Section 1.368-2(j)(3)(iii).

         2) Cash or properties contributed by the controlling corporation to the merged corporation to pay off dissenters, round off fractional shares, and pay reorganization expenses are not taken in to account in the determining whether the substantially all requirement has been met. Revenue Ruling 77-307, 1977-2 C.B. 117.





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July 19, 1996


         3) Assets contributed by the controlling corporation that passed from the merged corporation to the surviving corporation, which is then distributed to the shareholders of the surviving corporation (i.g., voting stock of the controlling corporation) are not taken into consideration in determining if the surviving corporation continues to hold substantially all of the merged corporation's assets.

Respective managements of Wintrust, Surviving Companies and Merging Companies have represented that after the merger, each Surviving Company will hold at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by each Surviving Company and the respective Merging Company immediately before the merger. For purposes of the representations, amounts to pay dissenters, if any, amounts to pay reorganizations expenses, and redemptions and distributions (except for regular, normal dividends) made immediately preceding the merger will be included as assets of the Surviving Companies or Merging Companies, respectively, immediately prior to the merger.

4.       First-tier Subsidiaries

LFBII, HBII, LBII, and Crabtree II are wholly owned first-tier subsidiaries of Wintrust. Therefore, the requirement that the merged corporation must be a first-tier subsidiary will be met.

5.       Continuity of Interest

The continuity of interest doctrine requires that the shareholders of the surviving corporation obtained a substantial proprietary interest in the controlling corporation. For ruling purposes, the IRS will recognize the continuity of interest requirement as satisfied if the former shareholders of the surviving corporation hold stock of the controlling corporation representing at least 50% of the value of the stock of the surviving corporation. Revenue Procedure 77- 37,1977-2C.B.568.

Due to the statutory imposed control (80%) requirement, the continuity of interest doctrine should be met, provided there is no plan or intention on the part of the shareholders of the surviving corporation to sell, exchange, or otherwise dispose of shares of stock of the controlling corporation to be received in the transaction that would reduce their ownership in the controlling corporation to a number of shares having a value of less than 50% of the value of all of the outstanding stock of the surviving corporation on the date of the merger. For purpose of this 50% determination, shares of stock in the surviving corporation exchanged for cash or other

July 19, 1996


properties, surrendered by dissenters, or exchanged for cash in lieu of fractional shares will be treated as outstanding stock of the surviving corporation on the date of the merger.

The managements of Wintrust, Surviving Companies and Merging Companies know of no plan or intention on the part of the shareholders of the Surviving Companies to sell or otherwise dispose of a number of shares of Wintrust common stock to be received in the proposed transaction which will reduce the holding to a number of shares having, in the total, a value (based on the fair market value immediately prior to the merger) of less than 50 percent of the total value of the stock of each Surviving Company outstanding immediately prior to the merger. The management knows of no plan or intention on the part of those shareholders who beneficially own five percent or more of stock of any Surviving Company to sell, exchange or otherwise dispose of any of Wintrust stock to be received in the transaction.

Wintrust also has no plan or intention to redeem or otherwise reacquire its common stock to be issued in the transaction.

Based on the foregoing representations, the continuity of interest requirements will be met.

6.       Continuity of Business Enterprise

The continuity of business enterprise doctrine requires that the surviving corporation in a reorganization either continue a significant line of the historic business of the merged corporation or use a significant portion of the merged corporation's historic assets in a business. Treasury Regulation
Section 1.368-1(d)(2). This rule ensures that a tax-free reorganization is limited to readjustments of the continuing interest in property under a modified corporation form. Regulation Section 1.368-1(b). Under the regulations, a corporation's historic business is the business it has conducted most recently. However, a corporation's historic business is not one the corporation enters into as part of a plan of reorganization. The continuity of business enterprise requirement may also be satisfied if the surviving corporation used a significant portion of the merged corporation's historic business assets, which may include stock and securities and intangible operating assets. The determination of whether the retained assets are significant is based on the relevant importance of the assets to the operation of the business.





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





July 19, 1996


Regulation Section 1.368-1(d)(4). We are not aware of any case or ruling specifically addresses the application of the continuity of business enterprise doctrine in a merger under Section 368(a)(2)(E). In Letter Ruling 9604024 (November 1, 1995), the surviving corporation sold certain assets which represented less than 50 percent of the total fair market value of its assets as part of the contemplated transactions. The IRS, without elaborating the application, held that the sale did not violate the continuity of business enterprise requirement in a Section 368(a)(2)(E) merger. The continuity of business enterprise requirement, however, should be effectively met due to the substantially all requirement under the statue, provided the surviving corporation will continue its historic business or use a significant portion of its business assets and the assets of the merged corporation in a business.

Because it has been represented to us that after the proposed transactions each Surviving Company will not dispose of any substantial portion of its assets and the assets of the Merged Company; and that each Surviving Company will continue its historic business in a substantially unchanged form, it is our opinion that the requirement of continuity of business enterprise will be met.

7.       Business Purpose

The business purpose doctrine requires that a reorganization have a bona fide business purpose other than the avoidance of tax. A plan which has no business or corporate purpose will not be considered a plan of reorganization. Treasury Regulation Section 1.368-1(c). It has been represented to us that the purpose of the proposed merger is to allow the group to a greater access to capital sources, to facilitate its expansion, to allocate personnel and capital resources more effectively, and to provide a wider range of financial services to their customers.

The combination of the member banks and Crabtree is considered a strategic match. Crabtree's premium finance receivables, coupled with the member banks' lower cost of funds, should provide immediate increase in profit to the combined entities. Furthermore, Crabtree's expertise in the areas of asset securitization should fit nicely into the banks' excess asset strategies.

As part of the merger, the Surviving Company will arrange $20 million in bank debt in the form of a line of credit. Proceeds of the debt will be used to retire existing holding company debts and to fund interim growth until the completion of a public offering.

Based on the forgoing purposes, it is our opinion that the requirement of a business purpose should be met.

July 19, 1996


B.       Stock Options/Rights to Employees

Section 83 of the Code provides the rules for the taxation of nonstatutory stock options transferred to an individual in connection with the performance of services. Under section 83 (e)(3), the recipient of an option does not recognize income if the option granted does not have a readily ascertainable fair market value.

For options that are not actively traded on an established market, such as the American Stock Exchange, Regulation Section 1.83-7 (b)(2) provides that these options do not have a readily ascertainable fair market value unless the fair market value can be otherwise measured with reasonable accuracy. The regulations create an irrebuttable presumption that an untraded option does not have a readily ascertainable fair market value unless four conditions are met:

         (1)     The option is transferable by the holder,

         (2)     The option is exercisable immediately in full by the holder,

         (3) Neither the option nor the underlying stock is subject to any restrictions that have a significant effect upon the value of the option; and

         (4) The fair market value of the "option privilege" is readily ascertainable.

The effects of the foregoing requirements is that untraded options generally do not have readily ascertainable fair market value when granted.

Regulations provide that because the option does not have a readily ascertainable fair market value at the time of grant, income will be recognized at the time the option is exercised or otherwise disposed of and not at the time of grant. Accordingly, any substitute options which do not have readily ascertainable fair market value will not be taxable as compensation when granted.

July 19, 1996


C.       Exchange of Warrants for Wintrust Stock and Wintrust Warrants

1.       Stock

The exchange of the Warrants for common stock of Wintrust should be tax free if the Warrants were not issued in connection with services and if the following requirements of Section 351 are met:

         (a)     The Warrants constitute property.

         (b) Properties are transferred to a corporation by one or more persons (the transferors). In return, the transferors of property receive stock of the corporation (either stock alone or stock plus cash or any other property), and

         (c) Immediately after the exchange, the property transferors, as a group, control the corporation (i.e., at least 80% of the total combined voting power of all classes of stock entitled to vote, and at least 80% of the total number of shares of all other classes of stock, meaning in the IRS's view, each class of non-voting stock).

Section 351, therefore, does not apply unless the Warrants constitute property and the transferors hold at least 80% of the stock of Wintrust after the transfer. After the transfer, the Warrant holders, standing alone, will hold less than 80% of the common stock of Wintrust. Accordingly, standing alone, the transfer of Warrants would not qualify for Section 351 treatment and would generate taxable gain for the holder of the Warrants.

In IRS Letter Ruling 9143025 (July 24, 1991), a target transferor transferred a portion (but less than substantially all) of its assets to an acquiring company in exchange for 22.5% of the acquiring company's stock. In addition, the acquiring corporation formed a new subsidiary and merged the new subsidiary into a second target. In effect, the second target became a wholly-owned subsidiary of the acquiring corporation and its shareholders received 77.5% of the stock of the acquiring corporation's stock in a Section 368(a)(2)(E) merger. The IRS noted that the new subsidiary is a transitory entity. If the new subsidiary and its role in the reverse triangular

July 19, 1996

merger is disregarded, shareholders of the second target, in substance, have transferred property (second target's stock) for acquiring company's stock.
The IRS further stated that as Congress adopted Section 368(a)(2)(E) to address the tax consequences of reverse triangular mergers, the tax consequences of that merger, therefore, must flow from Section 368(a)(2)(E) rather than from
Section 351. The IRS went on to say, however, that solely for purposes of determining whether the 80% requirement has been met so as to qualify the target transferor for treatment under Section 351, the second target's shareholders will be considered transferors described in Section 351, and accordingly, the second target's shareholders' ownership of acquiring company's common stock will be included in the control determination. The combined ownership of the transferors, so computed, exceeds 80%.

Based on this letter ruling, the transfer of the Warrants in exchange for common stock of Wintrust should be tax-free if the Warrants constitute property and if the Warrants and the former shareholders of the surviving companies will collectively own at least 80% of the total combined voting power and at least 80% of the total number of shares of all other classes of stock of Wintrust.

For purposes of Section 351, the IRS has held that Warrants should constitute property, and therefore, the transfer of Warrants was eligible for tax-free treatment. In Letter Ruling 8440096, shareholders of a bank contributed their shares, and certain shareholders who also owned bank corporation options contributed the options to a new holding company, all in exchange for the holding company's common stock. The exchange of the bank options for the stock of the holding company as part of the overall transaction was treated as tax-free under Section 351.

2.       Warrants

The receipt of the Wintrust Warrants in exchange for existing Warrants is taxable to the Warrant holders in an amount equal to the value of the Wintrust Warrants received. The receipt of the Wintrust Warrants is taxable, since they are not equivalent to stock and hence do not qualify for tax-free treatment under Section 351.

CONCLUSIONS

Based on the foregoing information, we are of the opinion that:

          1) Provided (1) that each merger of LFBII with and into LFB, HBII with and into HB, LBII with and into LB, and Crabtree II with and

July 19, 1996

                 into Crabtree qualifies as a statutory merger under applicable state law, (2) that after the transaction, each Surviving Company will hold substantially all of its assets and the assets of the respective Merging Company, and (3) that in the transaction, the shareholders of each Surviving Company exchange an amount of stock constituting control of the Surviving Company (within the meaning of section 368(c)) solely for Wintrust's voting common stock, each proposed merger will constitute a reorganization within the meaning of section 368(a)(1)(A) of the Code. The reorganization will not be disqualified by reason of the fact that the voting stock of Wintrust will be used in the merger (section 368(a)(2)(E)).
                 For purposes of this opinion, "substantially all" means at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of each of the Surviving and Merging Companies. Wintrust, and each of the Surviving Companies and Merging Companies will each be a "party to a reorganization" within the meaning of section 368(b) of the Code.

          2) No gain or loss will be recognized to each Merging Company upon the transfer of its assets to the Surviving Company in exchange for the Surviving Company stock (section 361(a)).

          3) No gain or loss will be recognized to the Surviving Company upon the receipt of the assets of the Merging Company in exchange for the Surviving Company stock (section 1032(a)).

          4) The basis of the Merging Company's assets in the hands of the Surviving Company will be the same as the basis of those assets in the hands of the Merging Company immediately before the transaction (section 362(b)).

          5) The holding period of the assets of the Merging Company in the hands of the Surviving Company will include the period during which such assets were held by the Merging Company (section 1223(2)).

July 19, 1996


          6) No gain or loss will be recognized to Wintrust upon the receipt of the Surviving Company common stock solely in exchange for the Merging Company stock (section 354(a)(1)).

          7) No gain or loss will be recognized to the Surviving Company shareholders upon the receipt of stock, solely in exchange for their shares of Surviving Company stock (section 354(a)(1)).

          8) The basis of Wintrust stock to be received by the Surviving Company shareholders, including any fractional shares to which they may be entitled, will be the same as the basis of the Surviving Company stock surrendered in exchange therefor (section 358(a)(1)).

          9) The holding period of Wintrust stock to be received by the Surviving Company shareholders, including any fractional shares to which they may be entitled, will include the holding period of the Surviving Company stock surrendered in exchange therefor, provided that the Surviving Company stock was held as a capital asset on the date of the exchange (section 1223(1)).

         10) Pursuant to section 381(a) of the Code and section 1.381(a)-1 of the Income Tax Regulations, the Surviving Company will succeed to and take into account the items of Merging Company described in section 381(c) of the Code, subject to the provisions and limitations specified in sections 381, 382, 383, 384, and 1502 of the Code and the regulations thereunder.

         11) The Surviving Company will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of the Merging Company as of the date of the transfer. Any deficit in earnings and profits of the Merging Company will be used only to offset the earnings and profits accumulated after the date of the transfer (section 381(c)(2) of the Code and section 1.381(c)(2)-1 of the regulations).

July 19, 1996


         12) Where a shareholder of the Surviving Company dissents to the proposed transaction and receives solely cash in exchange for his or her Surviving Company stock, such cash will be treated as having been received by the shareholder as a distribution in redemption of his or her stock subject to the provisions and limitations of section 302 of the Code. Where as a result of such distribution, the Surviving Company shareholder neither holds any stock of Wintrust directly, nor is deemed to own any such stock under the constructive ownership rules of section 318(a), the redemption will be a complete termination of interest within the earning of section 302(b)(3) and will be treated as a distribution in full payment in exchange for the shares redeemed as provided in section 302(a). Accordingly, such shareholders will recognize gain or loss under section 1001 measured by the difference between the amount of cash received and his or her adjusted basis in the Surviving Company stock surrendered.

         13) The payment of cash in lieu of fractional shares of Wintrust stock will be treated as if the fractional shares were distributed as part of the exchange and then redeemed by Wintrust. These cash payments will be treated as having been received as distributions in full payment in exchange for stock redeemed as provided in section 302(a) of the Code (Rev. Rul. 66-365, 1966-2 C.B. 116; Rev. Proc. 77-41, 1977-2 C.B.
                 574).

         14) No gain or loss will be recognized by the holders of non-qualified options to buy shares in the Surviving Companies upon the conversion of those options into non-qualified options to buy Wintrust shares under the same terms and conditions as in effect immediately prior to the proposed transaction (sections 83(a) and (b) of the Code and section 1.83-7(a) of the regulations).

         15) No gain or loss will be recognized by the Warrant holders upon the transfer of the Warrants in exchange for stock of Wintrust, provided that the Warrants were not issued in connection with services and the Warrant holders and the former shareholders of the surviving companies will collectively have control of Wintrust. Sections 351(a) and 83.

July 19, 1996


         16) No gain or loss will be recognized by Wintrust upon the receipt of the Warrants in exchange for its stock and warrants. Section 1032(a).

         17) Gain will be recognized by the Warrant holders on the receipt of the Wintrust Warrants in an amount equal to the value of the Wintrust Warrants received.

We consent to the inclusion of our opinion as an Exhibit to the Joint Proxy Statement/Prospectus constituting a part of the Registration Statement on Form S-4 of Wintrust Financial Corporation and to all references to our firm and said opinion included in such Joint Proxy Statement/Prospectus.

Very truly yours,

BLACKMAN KALLICK BARTELSTEIN, LLP
- ---------------------------------

BLACKMAN KALLICK BARTELSTEIN, LLP


Jack Bremner

JB/mb




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